                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For the fiscal year ended December 31, 2001,

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645

                SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN

                               INDEX TO FORM 11-K


REQUIRED INFORMATION
--------------------

         Independent Auditor's Report .........................................................................3

Financial Statements
--------------------

         Statement of Net Assets Available for Plan Benefits ..................................................4

         Statement of Changes in Net Assets Available for Plan Benefits .......................................5

         Notes to Financial Statements ........................................................................6

Supplemental Schedule
---------------------

         Schedule of Assets Held for Investment Purposes at End of Year ......................................10


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN

                 Date:  June 27, 2002


                 By:         /s/ Randall T. Mays
                     ----------------------------------------------------------
                     Name:   Randall T. Mays
                           ----------------------------------------------------
                     Title:  Executive Vice President/Chief Financial Officer
                            ---------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the SFX Entertainment Profit Sharing and 401(k) Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for plan benefits of the SFX Entertainment Profit Sharing and 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SFX Entertainment Profit Sharing and 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ THE HANKE GROUP, P.C.

May 24, 2002

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS                                                    2001                 2000
INVESTMENTS                                           $23,254,002           $17,866,227

RECEIVABLES:
Employer's contribution                                    59,125               112,302
Participants' contributions                               265,320               330,154
Rollovers                                                       -                64,948
                                                     ------------          ------------

Total receivables                                         324,445               507,404
                                                     ------------          ------------

TOTAL ASSETS                                           23,578,447            18,373,631

LIABILITIES

Expenses payable                                           17,455                     -
                                                     ------------          ------------

TOTAL LIABILITIES                                          17,455                     -
                                                     ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                $23,560,992           $18,373,631
                                                     ============          ============

See notes to financial statements.                                        Page 4

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                    $  (2,542,285)
Dividends and interest                                                 408,928
                                                                 -------------

                                                                    (2,133,357)
Contributions:
Employer                                                             1,387,104
Participants                                                         5,402,075
Rollovers                                                              580,997
                                                                 -------------

Total Contributions                                                  7,370,176
                                                                 -------------

TOTAL ADDITIONS                                                      5,236,819

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                        1,438,580
Administrative expenses                                                 85,783
                                                                 -------------

TOTAL DEDUCTIONS                                                     1,524,363
                                                                 -------------

Net increase before transfer of plan assets                          3,712,456
Transfer of plan assets                                              1,474,905
                                                                 -------------

Net Increase                                                         5,187,361

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                   18,373,631
                                                                 -------------

End of year                                                      $  23,560,992
                                                                 =============

See notes to financial statements.                                        Page 5

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.  DESCRIPTION OF PLAN

The following description of the SFX Entertainment, Inc. (the Company and the Plan Sponsor) Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In August 2000, SFX Entertainment, Inc.'s stock was purchased by Clear Channel Communications, Inc., a San Antonio based diversified media company. As a result, the SFX Entertainment, Inc. common stock offered as an investment option was replaced with Clear Channel Communications, Inc. common stock.

Contributions -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $1,387,104 for the year ended December 31, 2001.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute from 1 up to 25 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund and nine registered investment funds.

Participant Accounts -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the Plan year ended December 31, 2001, $36,734 of forfeitures was used to reduce employer contributions. There were no unallocated forfeitures at December 31, 2001.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after five years of credited service (or upon the death, disability, or retirement of the participant).

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

DECEMBER 31, 2001 AND 2000

1.  DESCRIPTION OF PLAN (continued)

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate at one percent above prime.

Payment of Benefits -- On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, paid out in a deferred annuity or rolled over into another qualified plan or IRA. Hardship withdrawals are available to Plan participants upon approval.

Effective June 1, 2001, terminated participants can only receive lump sum distributions.

2.  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31. Participant loans are valued at cost, which approximates fair value.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.  PLAN MERGERS

During 2001 the benefit plans of various companies previously acquired by SFX Entertainment, Inc. were merged into the SFX Entertainment Profit Sharing and 401(k) Plan. The transferred net assets have been recognized in the accounts of the SFX Entertainment Profit Sharing and 401(k) Plan, at amounts previously carried in the accounts of the merged plans. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2001. A summary of the transferred net assets follows:

     Investments at fair value:
       The Marquee Group 401(k) Plan                            $     777,007
       Broadway Series Management Group, Inc. 401(k) Plan             217,828
       SJS Entertainment 401(k) Plan                                  324,203
       Magicworks Entertainment, Inc. 401(k) Plan                     155,867
                                                                -------------

                                                                $   1,474,905
                                                                =============

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

DECEMBER 31, 2001 AND 2000

4.  INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                            2001                2000
    Invesco Dynamics Fund                                              $   3,516,786      $   4,085,867
    American Century Equity Growth Fund                                    4,747,077          3,754,081
    Schwab S&P 500 Investor Shares                                         4,465,235          3,672,297
    Clear Channel Communications, Inc.                                     2,120,594          2,117,177
    Schwab Institutional Advantage Money Fund                              3,058,702          1,524,099
    Dodge & Cox Balanced Fund                                              2,010,254            968,310
    American Aadvantage International Equity Institutional                 1,158,296            922,898
    PIMCO Total Return Fund Institutional Class                            1,272,047                 -

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

    Registered investment funds                             $   (2,087,085)
    Company stock - Clear Channel
      Communications, Inc.                                        (455,200)
                                                            --------------
                                                            $   (2,542,285)
                                                            ==============

5.  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $210,000 in professional fees related to the Plan for the year ended December 31, 2001.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

DECEMBER 31, 2001 AND 2000

7.   TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 17, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   SUBSEQUENT EVENTS

Effective January 1, 2002, SFX Entertainment Profit Sharing and 401(k) Plan changed its name to Clear Channel Entertainment, Inc. 401(k) Savings Plan.

Effective January 1, 2002, the Plan Custodian was changed from Charles Schwab Trust Company to Fidelity Management Trust Company.

                              SUPPLEMENTAL SCHEDULE

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

EMPLOYER IDENTIFICATION NUMBER:  13-3977880
PLAN NUMBER:  001
DECEMBER 31, 2001

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of
                       Year

                                                       Description of investment
           Identity of issuer,                          including maturity date,
           borrower, lessor or                             rate of interest,                            Current
              similar party                        collateral, par or maturity value                     value
-------------------------------------------     -----------------------------------------     ------------------------
 *            Schwab Institutional                   Registered investment company                      $   3,058,702
              Advantage Money Fund                         Stable value fund

                 Clear Channel                               Company stock                                  2,120,594
              Communications, Inc.

              American Aadvantage                    Registered investment company                          1,158,296
       International Equity Institutional                  International fund

                American Century                     Registered investment company                          4,747,077
               Equity Growth Fund                          Growth stock fund

          Berger Small Cap Value Fund                Registered investment company                            321,480
                                                             Small cap fund

                  Dodge & Cox                        Registered investment company                          2,010,254
                 Balanced Fund                               Balanced fund

             Invesco Dynamics Fund                   Registered investment company                          3,516,786
                                                        Aggressive growth stock

               Janus Twenty Fund                     Registered investment company                            287,826
                                                             Balanced fund

               PIMCO Total Return                    Registered investment company                          1,272,047
            Fund Institutional Class                     Intermediate bond fund

 *               Schwab S&P 500                      Registered investment company                          4,465,235
                Investor Shares                            Equity index fund

             Loans to Participants                  Various due dates with interest                           295,705
                                                      rates ranging from 7% - 10.5%
                                                                                                  --------------------

                                                                                                        $  23,254,002
                                                                                                  ====================

*     denotes party-in-interest

See accompanying independent auditor's report.                          Page 10

                                  EXHIBIT INDEX

23.1    Consent of The Hanke Group, P.C.